

SECURI. 09057890 ION

SEC
Mail Processing **ANNUAL AUDITED REPORT**
Section
FORM X-17A-5
FEB 2 5 2009 **PART III**

Washington, DC

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BB 3/5

SEC FILE NUMBER

8- 30830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING__December 31, 2008__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potomac Investment Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

  5600 Wisconsin AVenue, Apt. 108
                                    (No. and Street)

  Chevy Chase   Maryland   20815
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Steven D. Bull_____301-770-3750_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Freidkin, Matrone and Horn, P.A.
_____
                    (Name – if individual, state last, first, middle name)

  1201 Seven Locks Road, Suite 360, Rockville, MD   20854
_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
                        Information contained in this form are not required to respond
                        unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Carol Greenwald_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Potomac Investment Company_____, as
of ___December 31_____, 20_08___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                          Signature

                                                                                          _____
                                                                                          Title

_____
         Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTOMAC INVESTMENT COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008



POTOMAC INVESTMENT COMPANY

YEAR ENDED DECEMBER 31, 2008

CONTENTS



FREIDKIN, MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

We have audited the accompanying statement of financial condition of Potomac Investment Company (an S Corporation) as of December 31, 2008, and the related statements of income (loss), changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Investment Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I(a)-I(d) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freidkin, Matrone & Horn, P.A.

February 2, 2009

POTOMAC INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Current assets:	
Cash and cash equivalents	$ 998
Investment in security	86,485
Accounts receivable, trade	6,618
Prepaid expenses	6,345
Total current assets	100,446
Property and equipment:	
Office equipment	6,529
Automobile	29,480
Furniture and fixtures	13,200
	49,209
Less accumulated depreciation	(36,796)
	12,413
	$ 112,859

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Loan payable – shareholder	$ 1,964
Payroll tax payable	409
Pension payable	20,000
Total current liabilities	22,373
Shareholder's equity:	
Common stock, $6 par value; authorized, 10,000 shares;	
issued and outstanding, 1,000 shares	6,000
Additional paid in capital	84,210
Accumulated other comprehensive income	36,345
Accumulated earnings (deficit)	(36,069)
	90,486
	$ 112,859

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2008

Fee income	$ 198,353
Direct costs	(30,089)
	168,264
Operating expenses:	
Charitable contributions	1,050
Depreciation	5,699
Filing and licenses	2,838
Insurance	6,711
Office	1,778
Payroll and other taxes	7,766
Professional fees	5,865
Rent	14,363
Retirement plan	20,000
Salaries	96,330
Subcontractor	5,510
Telephone	1,236
Travel and transportation	11,185
Utilities	1,995
	182,326
Net income (loss) before other income	(14,062)
Other income:	
Interest income	16
	16
Net loss	$(14,046)

The accompanying notes are an integral part of this financial statement.　　　3

POTOMAC INVESTMENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Total	Comprehensive Income (Loss)	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Shares	Stock Amount	Additional Paid-in Capital
Balance, beginning of year	$ 191,261		$(22,023)	$ 123,074	1,000	$6,000	$84,210
Comprehensive income (loss):							
Net income (loss)	(14,046)	$(14,046)	(14,046)				
Other comprehensive income (loss):							
Unrealized holding losses during period	(86,729)	(86,729)		(86,729)			
Total comprehensive income (loss)		$(100,775)					
Balance, end of year	$ 90,486		$(36,069)	$ 36,345	1,000	$6,000	$84,210

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Cash received from investment services	$ 197,714
Cash paid for investment services and expenses	(183,532)
Interest received	16
Net cash provided by operating activities	14,198
Cash flows from investing activities:	
Purchase of fixed assets	(13,200)
Net cash used in financing activities	(13,200)
Net increase in cash and cash equivalents	998
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 998
Reconciliation of net loss to net cash	
provided by operating activities:	
Net loss	$(14,046)
Adjustments to reconcile net loss to net	
cash provided by operating activities:	
Depreciation	5,699
Changes in assets and liabilities:	
Increase in accounts receivable	(639)
Decrease in prepaid expenses	2,936
Increase in accrued expenses	20,248
Net cash provided by operating activities	$ 14,198

POTOMAC INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1. Organization and summary of significant accounting policies:

   Organization:

   Potomac Investment Company (the "Company") was incorporated under the laws of the District of Columbia on October 19, 1983 to provide investment services in the Washington metropolitan area. The Company, which is regulated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, is an "introducing" broker-dealer as defined in Rule 15c3-1(a)(2).

   Accounts receivable:

   Accounts receivable are recorded net of allowance for expected losses. The allowance, estimated at zero for 2008, is estimated based on historical performances.

   Depreciation:

   The Company's equipment is depreciated using the straight line method over three to seven years.

   Income taxes:

   Beginning with the taxable year ended December 31, 1983, the Company's shareholders elected to be treated as an S Corporation for Federal income tax purposes. Under this election, income, losses and credits are included in the individual tax returns of the shareholder. Therefore, no provision has been made for income taxes in the accompanying financial statements.

   Statement of cash flows:

   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   Use of estimates:

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POTOMAC INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2008

2. Related party:

    The Company leases operating space from the sole shareholder. The monthly payment represents a percentage of space used and is determined on a month to month basis.

3. Investment in security:

    The Company holds 3,500 shares of NASD stock with a cost basis of $50,141. The fair market value of this security is $86,485 at December 31, 2008 and has been classified as a current asset at December 31, 2008.

4. Net capital requirements:

    The Company is required to comply with the net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any security transactions should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule. The rule may also limit the circumstances under which the Company may declare dividends. The minimum net capital requirement under the rule is the greater of $5,000 or 6.67% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded.

    The Company's aggregate indebtedness is $22,373 and its net capital of $47,581 exceeded the minimum required by the net capital rule by $42,581 at December 31, 2008.

5. Retirement plan:

    The Company maintains a Simplified Employer Plan (SEP) for employees. The Company provides a discretionary contribution to the SEP on an annual basis and the contribution is accrued as a liability in the year to which it applies. For 2008, the Company elected to make a contribution of $20,000.

6. Computation for determination of reserve requirements pursuant to SEC Rule 15c3-3:

    The Company is exempt from the provisions of the reserve requirements of the Securities and Exchange Commission under Section (k)(2)(i)(i) since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Potomac Investment Company	as of December 31, 2008

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		90,486	3,480
2. Deduct ownership equity not allowable for Net Capital			3,490
3. Total ownership equity qualified for Net Capital.		90,486	3,500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3,520
B. Other (deductions) or allowable credits (List)			3,525
5. Total capital and allowable subordinated liabilities		90,486	3,530
6. Deductions and/or changes:			

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	18,758	3,540			
B. Secured demand note delinquency.		3,590			
C. Commodity futures contracts and spot commodities -					
proprietary capital changes		3,600			
D. Other deductions and /or changes		3,610	(18,758)	3,620	
7. Other additions and/or allowable credits (List)				3,630	
8. Net capital before haircuts on securities positions			71,728	3,640	
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))					
A. Contractual securities commitments		3,660			
B. Subordinated securities borrowings.		3,670			
C. Trading and investment securities:					
1. Exempted securities		3,735			
2. Debt securities		3,733			
3. Options		3,730			
4. Other securities	12,973	3,734			
D. Undue Concentration	11,174	3,650			
E. Other (List)		3,736	24,147	3,740	
10. Net Capital			47,581	3,750	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Potomac Investment Company	as of December 31, 2008

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	1,492	3,750
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3,750
13. Net capital requirement (greater of line 11 or 12	5,000	3,760
14. Excess net capital (line 10 less13)	42,581	3,770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	45,344	3,780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		22,373	3,790
17. Add:			
A. Drafts for immediate credit	$	3,800	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3,810	
C. Other unrecorded amounts (List)	$	3,820	3,830
19. Total aggregate indebtedness		22,373	3,840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)		47.02%	3,850
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)			3,860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	3,870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	3,880
24. Net capital requirement (greater of line 22 or 23)	3,760
25. Excess capital (line 10 less 24)	3,910
26. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items of $120,000	3,920

NOTES:
- (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
- (B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra item 1740) and partners' securities which were included in non-allowable assets.
- (C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

POTOMAC INVESTMENT COMPANY

SUPPLEMENTARY INFORMATION

NON-ALLOWABLE ASSETS FOR
NET CAPITAL COMPUTATION

YEAR ENDED DECEMBER 31, 2008

Prepaid expenses	$ 6,345
Net value of fixed assets	12,413
Total non-allowable assets	$18,758

POTOMAC INVESTMENT COMPANY

SUPPLEMENTARY INFORMATION

SCHEDULE OF DIFFERENCES BETWEEN THE
COMPUTATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS AT DECEMBER 31, 2008

Focus Reference Line	Description	Unaudited as Previously Reported Computation	Adjustment Increase (Decrease)	Audited Computation
3480	Total ownership equity	$102,693	$(12,207)	$90,486
3500	Total ownership equity qualified for net capital	102,693	(12,207)	90,486
3530	Total capital and allowable subordinated liabilities	102,693	(12,207)	90,486
3540	Total non-allowable assets	15,625	3,133	18,758
3640	Net capital before haircuts	87,068	(15,340)	71,728
7640	Haircuts on securities	24,093	54	24,147
3750	Net capital	62,975	(15,394)	47,581
3756	Minimum net capital required	158	1,334	1,492
3760	Net capital requirement	5,000	-	5,000
3770	Excess net capital	59,975	(17,394)	42,581
3780	Excess net capital at 1000 percentum	62,737	(17,393)	45,344
3840	Total aggregate indebtedness	2,373	20,000	22,373
3850	Percentage of aggregate indebtedness to net capital	4%	43%	47%

There were no material differences between the audited Computation of Net Capital and Potomac Investment Company's corresponding unaudited part II A.


FREIDKIN,
MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure
and Compliance

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

In planning and performing our audit of the financial statements of Potomac Investment Company (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Potomac Investment Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 2, 2009.

The size of the Company and its limited personnel provide for minimal segregation of duties; i.e., the handling, recording and reconciliation of Company assets. The condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2008 financial statements, and this report does not affect our report on those financial statements dated February 2, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freidkin, Matrone + Horn, P.A.

February 2, 2009

END